June 13, 2025

Geoffrey S. Dow
President and Chief Executive Officer
60 Degrees Pharmaceuticals, Inc.
1025 Connecticut Avenue NW, Suite 1000
Washington, D.C. 20036

       Re: 60 Degrees Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 6, 2025
           CIK No. 0001946563
Dear Geoffrey S. Dow:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Ross D. Carmel, Esq.